UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TOTAL SYSTEM SERVICES, INC.

(Exact name of the registrant as specified in its charter)

GEORGIA	1-10254	58-1493818
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

ONE TSYS WAY, COLUMBUS, GEORGIA		31901
(Address of principal executive offices)		(Zip code)

G. Sanders Griffith, III, (706) 644-6081

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 — Conflict Minerals Disclosure

Section 1.01 Conflict Minerals Disclosure

Based in Columbus, Georgia, and traded on the New York Stock Exchange under the symbol “TSS,” Total System Services, Inc. (“TSYS” or the “Company”) is a global payment solutions provider that provides services to financial and nonfinancial institutions. TSYS also provides processing services, acquiring solutions, related systems and integrated support services to merchant acquirers and merchants. In addition, TSYS provides general purpose reloadable prepaid and payroll cards and alternative financial service solutions to the underbanked and other consumers. The services we provide are divided into four operating segments, North America Services, which accounted for 47% of our revenues in 2015, NetSpend, which accounted for 21% of our revenues in 2015, Merchant Services, which accounted for 20% of our revenues in 2015, and International Services, which accounted for 12% of our revenues in 2015.

Summary

Based on TSYS’ reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, TSYS has determined that, with respect to the products required to be reported by this Form SD for the period from January 1, 2015 to December 31, 2015 (the “Reporting Period”), the Company has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country (collectively the “DRC”), as those terms are defined by the Securities and Exchange Commission.

Reasonable Country of Origin Inquiry

TSYS follows a conflict minerals policy and related procedures focused on TSYS’ commitment to sourcing components and materials from suppliers that share its ethical values and that support compliance with the Securities and Exchange Commission’s regulations as well as TSYS’ disclosure obligations related to conflict minerals. These policies and related procedures have guided TSYS’ continued development and deployment of internal systems, supply chain due diligence efforts and, ultimately, TSYS’ RCOI conducted in connection with this Form SD.

Throughout 2015, TSYS’ conflict minerals efforts, and RCOI process, were designed to confirm conflict mineral content in TSYS’ manufactured (or contracted to be manufactured) products, further obtain transparency into its product supply chain for such products, and, more generally, to increase engagement from its suppliers concerning conflict minerals issues. The specific goal of TSYS’ RCOI was to determine whether the conflict minerals in its relevant products originated in the DRC. In part, TSYS’ 2015 RCOI process included:

•	maintaining a long-term working group comprised of representatives from TSYS’ operational, legal and supply chain functions, as well as external advisors with conflict minerals expertise;

•	surveying TSYS’ suppliers to verify critical information about the presence and origin of conflict minerals contained in the products they supply to TSYS;

•	communicating diligently with any significant suppliers that did not timely respond to surveys or provided incomplete surveys; and

•	analyzing supplier responses and evaluating information in a manner designed to provide the Company with a reasonable basis for its conclusions in this Form SD.

Specifically, TSYS arrived at the determination described in this Form SD by conducting, in good faith, its RCOI regarding the conflict minerals that (i) TSYS identified as necessary to the functionality or the production of its manufactured and contracted to be manufactured products and (ii) were subject to review in this Reporting Period. For purposes of TSYS’ conflict minerals analysis in this Form SD, TSYS considered the specific products that TSYS manufactured or contracted to manufacture and delivered to its customers during the Reporting Period as “completed.” Therefore, in connection with this Form SD, the term “Completed Products” refers to the specific products that TSYS manufactured or contracted to manufacture and delivered to its customers during the Reporting Period.

As part of the RCOI, TSYS identified its suppliers that delivered products, materials, or supplies to TSYS from January 1, 2015 through December 31, 2015, and surveyed these suppliers soliciting information concerning the presence, if any, and source, of conflict minerals in the items supplied to TSYS. In connection with this process and pursuant to further inquiries by TSYS’ internal working group, TSYS was able to determine that the great majority of suppliers whose products were included in the Company’s Completed Products either did not provide conflict minerals or did not provide TSYS with a reason to believe that the conflict minerals contained in such products originated in the DRC. Upon further internal review, the small percentage of non-responsive suppliers likewise provided no reason to believe that any conflict minerals contained in their supplied products originated in the DRC.

Determination

Based on the results of TSYS’ RCOI, TSYS has determined that, with respect to necessary conflict minerals in its Completed Products, TSYS has no reason to believe that these conflict minerals may have originated in the DRC.

Additional Information

A copy of the information contained in this Form SD can be found under “Conflict Minerals Disclosure” at www.tsys.com, under “Investor Relations”, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

This Form SD contains statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects,” and similar expressions. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. TSYS assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its Form 10-K for the fiscal year ended December 31, 2015 and other forms filed by the Company with the SEC.

Section 2 — Exhibits

Section 2.01 Exhibits

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Total System Services, Inc.

By:	/s/ Kathleen Moates	Date: May 20, 2016
Name:	Kathleen Moates
Title:	Senior Deputy General Counsel

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